Bookham, Inc.
2584 Junction Avenue
San Jose, California 95134
October 7, 2005
By EDGAR and Facsimile
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dennis Hult, Staff Accountant
Eduardo Aleman, Staff Attorney

Re:	Bookham, Inc.
Registration Statement on Form S-3
File No. 333-127546
Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Bookham, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern time, on October 11, 2005, or as soon thereafter as practicable.
The Registrant hereby acknowledges that:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please do not hesitate to contact me at 613-270-4050 or Douglas Barry of Wilmer Cutler Pickering Hale and Dorr LLP at 617-526-6501.

Sincerely, BOOKHAM, INC.
By:	/s/ Thomas Kelley
Thomas Kelley
General Counsel